SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of April 2008

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

16 Shenkar St, Entrance B,
Herzliya Pituach,
P.O.B. 12423
Israel, 46733
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

On April 17, 2008, Scailex Corporation Ltd. (the “Company”) filed a report with the Israel Securities Authority and the Tel Aviv Stock Exchange, translation from Hebrew as follow:

Immediate Report of a Transaction between a Company and
a Controlling Shareholder Therein
Pursuant to Regulation 2 of the Securities Regulations
(Transaction between a Company and a Controlling Shareholder Therein), 5761 - 2001

1.	Submitted herewith as an Exhibit 99.1 is an Immediate Report of a Transaction between a Company and a Controlling Shareholder Therein.

2.	Date that the transaction was approved by the Board of Directors: April 10, 2008.

3.	Type of transaction:

Sale of all shares of a subsidiary and engagement in a run-off policy.

4.	Attached as exhibit 99.2 to this report is a professional opinion of:

Name of the issuer of the opinion	Effective date of the opinion
Giza Singer and Even Ltd.	April 10, 2009

5.	Date of convening of the assembly: May 29, 2008 Time: 11:00 a.m.

6.	Number of the security on the stock exchange entitling the holder thereof to participate in the assembly: 1082353.

7.	The determinant date for entitlement to participate in the assembly: April 23, 2008.

8.	Particulars about the Company representative regarding handling of the report of the transaction, including the address of its office and telephone and facsimile numbers:

At the registered office of the Company on Sundays through Thursdays between the hours of 09:00 –16:00, scheduled in advance with Ms. Ayelet Levi, by calling + 972.9.9610900, up until the date of the convening of the Extraordinary General Assembly.

9.	Attached as Exhibit 99.3 a version of the voting form.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 21, 2008	SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer